UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-39339

Biddance AI Systems, Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into: (i) the registration statement on Form F-3, as amended (File No. 333-279459); (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company; (iii) the registration statement on Form S-8 (File No. 333-289245) of the Company, each filed with the U.S. Securities and Exchange Commission on, respectively, May 16, 2024, August 22, 2024, and August 5, 2025 (collectively, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Completion of Acquisition

As previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 6, 2026, on August 3, 2026, the Company entered into a Share Purchase Agreement (the “SPA”) with MAI THI MY UT (the “Seller”), Ju Fu Limited, Fourth Coco Technology Limited and Beijing Fourth Coco Technology Co., Ltd. (北京四个椰子信息技术有限公司), pursuant to which the Company agreed to acquire from the Seller all of the issued and outstanding shares of Ju Fu Limited, a business company incorporated in the British Virgin Islands (“Ju Fu”) (such transaction, the “Acquisition”). Ju Fu, through its wholly owned subsidiaries, Fourth Coco Technology Limited and Beijing Fourth Coco Technology Co., Ltd., is engaged in the advertising and digital marketing business conducted under the brand of “Beijing Fourth Coco” (四个椰子).

The Acquisition was structured to close in two tranches. The first closing (the “First Closing”) was completed in August 2026. On October 29, 2026, the Company completed the second closing (the “Second Closing”) of the Acquisition. In connection with the Second Closing, the Company made the second closing cash payment of US$5,000,000 and issued 4,000,000 Class A ordinary shares of the Company to the Seller’s designees as consideration, which are subject to certain applicable lock-up, leak-out, sale-proceeds limitation, carry-forward, forfeiture, surrender and cancellation provisions set forth therein. Upon completion of the Second Closing, the transfer of all issued and outstanding shares of Ju Fu to the Company was completed, and Ju Fu became a wholly owned subsidiary of the Company.

Under the SPA, up to US$3,000,000 of additional deferred cash consideration may become payable following the Second Closing, subject to the achievement of specified performance targets of Ju Fu and its subsidiaries.

The foregoing description of the SPA and the Acquisition does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, which was previously furnished as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 6, 2026 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026

Biddance AI Systems, Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer (Principal Executive Officer)

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